Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019
Purchase, New York       Telephone:  914-253-2000       www.pepsico.com

Contact:	Investor	Media
	Lynn A. Tyson	Dave DeCecco
	Senior Vice President, Investor Relations	Director, Media Bureau
	914-253-3035	914-253-2655
	email: lynn.tyson@pepsi.com	email: david.dececco@pepsi.com

PepsiCo Announces Preliminary Results of Elections
Regarding Merger Consideration for Bottler Acquisitions

PURCHASE, N.Y. – Feb. 19, 2010 – PepsiCo, Inc. (NYSE: PEP) announced today the preliminary results of the elections made by The Pepsi Bottling Group, Inc. (NYSE: PBG) and PepsiAmericas, Inc. (NYSE: PAS) stockholders as to the form of merger consideration they wish to receive in the acquisitions of PBG and PAS by PepsiCo.  PepsiCo hopes to close the acquisitions, which remain subject to regulatory approvals and the satisfaction of other customary closing conditions, by the end of February 2010.

The merger consideration elections are subject to proration so that, in the aggregate:

•
in the case of PBG, 50% of the shares of PBG common stock outstanding not held by PepsiCo or its subsidiaries immediately prior to the closing of the transaction will be converted into the right to receive $36.50 in cash, without interest, per share of PBG common stock, and the remaining 50% of PBG common stock outstanding not held by PepsiCo or its subsidiaries immediately prior to the closing of the transaction will be converted into the right to receive 0.6432 shares of PepsiCo common stock; and

•
in the case of PAS, 50% of the shares of PAS common stock outstanding not held by PepsiCo or its subsidiaries immediately prior to the closing of the transaction will be converted into the right to receive $28.50 in cash, without interest, per share of PAS common stock, and the remaining 50% of PAS common stock outstanding not held by PepsiCo or its subsidiaries immediately prior to the closing of the transaction will be converted into the right to receive 0.5022 shares of PepsiCo common stock.

Shares of PBG common stock, PBG Class B common stock and PAS common stock held by PepsiCo or its subsidiaries will either be cancelled or converted into the right to receive shares of PepsiCo common stock. For a more detailed description of the proration procedures, please refer to the applicable proxy statement/prospectus.

Based on available information, of the approximately 153,023,394 shares of PBG common stock outstanding as of the election deadline of 5:00 p.m. Eastern Standard Time on February 18, 2010 that were not held by PepsiCo or its subsidiaries, cash elections were made with respect to approximately 1,671,436 shares of PBG common stock (1.1% of the outstanding shares of PBG common stock not held by PepsiCo or its subsidiaries).  The cash elections with respect to 6,067 of the foregoing shares were made pursuant to the notice of guaranteed delivery procedure, as described below.

Based on available information, of the approximately 70,862,059 shares of PAS common stock outstanding as of the election deadline of 5:00 p.m. Eastern Standard Time on February 18, 2010 that were not held by PepsiCo or its subsidiaries, cash elections were made with respect to approximately 2,304,733 shares of PAS common stock (3.3% of the outstanding shares of PAS common stock not held by PepsiCo or its subsidiaries).  The cash elections with respect to 16,103 of the foregoing shares were made pursuant to the notice of guaranteed delivery procedure, as described below.

Cash elections with respect to PBG and PAS shares pursuant to the notice of guaranteed delivery procedure require the delivery of PBG and PAS share certificates representing such shares (or a confirmation evidencing the book-entry transfer of such shares) to the exchange agent, The Bank of New York Mellon, by 5:00 p.m. Eastern Standard Time on February 23, 2010.  If the exchange agent does not receive the required certificates or confirmation by this guaranteed delivery deadline, the PBG and PAS shares subject to such election will be treated as shares for which a valid cash election was not made.

Based on the preliminary results above and the terms of the merger agreements:
•	PBG stockholders who made valid elections to receive cash consideration will receive cash consideration for 100% of their cash election shares;
•	PAS stockholders who made valid elections to receive cash consideration will receive cash consideration for 100% of their cash election shares;
•
PBG stockholders who did not make valid elections to receive cash consideration will, as a result of proration, receive cash consideration for approximately 49.4% of their shares and shares of PepsiCo common stock for approximately 50.6% of their shares; and

•
PAS stockholders who did not make valid elections to receive cash consideration will, as a result of proration, receive cash consideration for approximately 48.3% of their shares and shares of PepsiCo common stock for approximately 51.7% of their shares.

The final results of the elections are expected to be announced on or about the third business day following the closing of the acquisitions.  Pursuant to the merger agreements between PepsiCo and PBG and PAS, fractional shares of PepsiCo common stock will not be issued.  In lieu thereof, PBG and PAS stockholders will receive cash for their fractional share interests based on the closing prices of PepsiCo common stock on the last trading day prior to the closing of the transactions.
About PepsiCo
PepsiCo offers the world’s largest portfolio of billion-dollar food and beverage brands, including 18 different product lines that each generate more than $1 billion in annual retail sales. Our main businesses – Frito-Lay, Quaker, Pepsi-Cola, Tropicana and Gatorade – also make hundreds of other tasty foods and drinks that bring joy to our consumers in over 200 countries. With more than $43 billion in 2009 revenues, PepsiCo employs approximately 203,000 people who are united by our unique commitment to sustainable growth, called Performance with Purpose. By dedicating ourselves to offering a broad array of choices for healthy, convenient and fun nourishment, reducing our environmental impact, and fostering a diverse and inclusive workplace culture, PepsiCo balances strong financial returns with giving back to our communities worldwide. For more information, please visit www.pepsico.com.

Statements in this communication that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #